LETTER OF RESIGNATION

To: American International Industries, Inc.

Attn: Board of Directors

The undersigned, a director of American International Industries, Inc., hereby submits his resignation as a member of the board of director effective this 19th day of February 2004. I have had been no disagreements with the Company on any matter relating to the Company's operations policies or practices.

Herbert Shapiro, Jr.